Exhibit 1

Media	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

18 December 2020

WESTPAC ENDS BT MASTER RELATIONSHIP AGREEMENT WITH IOOF

Westpac has today agreed with IOOF to conclude its ten-year shared Master Relationship Agreement (MRA*) from Thursday 17 December 2020.

The decision reflects the Westpac’s strategy to simplify its business and exit complex arrangements.

Westpac and IOOF have worked collaboratively to reach the agreement while supporting IOOF advisers and clients to transition to the market leading BT Panorama platform. This follows Westpac’s first successful client migration from BT Wrap to Panorama earlier this month.

To avoid complex, costly and time-consuming separation provisions, as set out in the MRA, Westpac will pay IOOF a one-off amount of $80 million.

As the agreement will see BT continue to provide platform and related services to clients and advisers including those with a relationship with IOOF, the one-off amount will be partially offset by other net platform revenues.

For further information:

Lisa Parrett	Andrew Bowden
Media Relations	Investor Relations
M. 0432 933 796	M. 0438 284 863

ENDS

* The MRA governed the promotion of BT platform products and the manner in which communications could be made with IOOF advisers among other aspects of the relationship between IOOF’s adviser network and the BT platform product issuers.

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary